UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AVON PRODUCTS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
054303102
(CUSIP Number)
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100
with a copy to:
Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930	Dvir Oren, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4722
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054303102
1.	Names of Reporting Persons: Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	IA, IN

 * Based on the information set forth in the Quarterly Report on Form 10-Q of Avon Products, Inc., a New York corporation (the “Company”), filed on May 3, 2019 with the Securities and Exchange Commission, there were 443,221,115 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of March 31, 2019. As of May 22, 2019 (the “Filing Date”), Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding as of the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

CUSIP No. 054303102
1.	Names of Reporting Person: Cleveland Apple Investor L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	PN

 * Based on the information set forth in the Quarterly Report on Form 10-Q of Avon Products, Inc., a New York corporation (the “Company”), filed on May 3, 2019 with the Securities and Exchange Commission, there were 443,221,115 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of March 31, 2019. As of May 22, 2019 (the “Filing Date”), Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding as of the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

CUSIP No. 054303102
1.	Names of Reporting Person: Avatar GP, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) Not
(b) Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	*
14.	Type of Reporting Person (See Instructions):	OO

 * Based on the information set forth in the Quarterly Report on Form 10-Q of Avon Products, Inc., a New York corporation (the “Company”), filed on May 3, 2019 with the Securities and Exchange Commission, there were 443,221,115 shares of the common stock, par value $0.25 per share (the “Common Stock”), of the Company issued and outstanding as of March 31, 2019. As of May 22, 2019 (the “Filing Date”), Cleveland Apple Investor L.P., a Delaware limited partnership (“Cleveland Investor”), holds 435,000 shares of Series C Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Company. The shares of Preferred Stock are convertible at Cleveland Investor’s option into 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding, based on the initial conversion price of $5.00 per share, subject to certain adjustments. Pursuant to the limited liability company agreement of Avatar GP, LLC (“Avatar GP”), Cleveland Investor’s general partner, Stephen Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cleveland Investor. Accordingly, as of the Filing Date, each of Cleveland Investor, Avatar GP and Stephen Feinberg (collectively, the “Reporting Persons”) may be deemed to beneficially own 87,000,000 shares of the Common Stock, or approximately 16.4% of the Common Stock deemed issued and outstanding as of the Filing Date. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) relates to the common stock, par value $0.25 per share (the “Common Stock”), of Avon Products, Inc., a New York corporation (the “Company”). This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on March 11, 2016 (the “Initial Schedule 13D”). The Initial Schedule 13D, as amended and supplemented by this Amendment No. 1, is referred to herein as the “Schedule 13D.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 22, 2019, Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Nectarine Merger Sub I, Inc., a Delaware corporation and a wholly-owned direct subsidiary of HoldCo (“Merger Sub I”), Nectarine Merger Sub II, Inc., a Delaware corporation and a wholly owned direct subsidiary of Merger Sub I (“Merger Sub II”), Natura Holding S.A., a Brazilian corporation (sociedade anônima) (“HoldCo”) and the Company entered into an Agreement and Plan of Mergers (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub II with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the execution of the Merger Agreement, Cleveland Investor, Parent and Merger Sub I entered into a Voting and Support Agreement (the “Voting and Support Agreement”), dated as of the date of the Merger Agreement. Pursuant to the Voting and Support Agreement, Cleveland Investor agreed to be present (in person or by proxy) and vote (or cause to be voted) all of the shares of Common Stock, and any other shares of capital stock of the Company, beneficially owned by Cleveland Investor or certain of its affiliates (1) in favor of the adoption of the Merger Agreement and the approval of the Merger, and all other transactions contemplated by the Merger Agreement, (2) in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement, (3) against any Company Acquisition Proposal (as defined in the Merger Agreement), and (4) against any alternate acquisition proposals for the Company or other action, agreement or transaction involving the Company or any of its subsidiaries that would reasonably be expected to materially delay or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Voting and Support agreement, Cleveland Investor has agreed not to Transfer (as defined in the Voting and Support Agreement) any securities of the Company held by Cleveland Investor, subject to certain limited exceptions, and not to solicit or take other actions to facilitate or encourage the submission of a Company Acquisition Proposal (as defined in the Merger Agreement), and has waived any rights of appraisal or rights of dissent from the Merger.

The Voting and Support Agreement and all obligations thereunder will terminate upon the earliest to occur of: (a) the mutual written consent of Parent and Cleveland Investor; (b) any modification or amendment of the Merger Agreement made without Cleveland Investor’s prior written consent that (x) would change the form or amount of consideration payable to Cleveland Investor pursuant to the Merger Agreement in a manner adverse to Cleveland Investor or (y) is by its terms materially adverse to Cleveland Investor; (c) the valid termination or expiration of the Merger Agreement; and (d) the Effective Time (as defined in the Merger Agreement).

This description of the Voting and Support Agreement is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

1.	Voting and Support Agreement, dated May 22, 2019, by and among Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima), Nectarine Merger Sub I, Inc., a Delaware corporation and Cleveland Apple Investor L.P., a Delaware limited partnership.

[signature follows on the next page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2019

/s/ Stephen Feinberg
Stephen Feinberg, individually, and in his capacity as the managing member of Avatar GP, LLC, the general partner of Cleveland Apple Investor L.P.

Cleveland apple investor l.P. By: Avatar GP, LLC, its general partner

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory

AVATAR GP, LLC

By:	/s/ Stephen Feinberg
Stephen Feinberg, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2019, is by and among Natura Cosmeticos S.A., a Brazilian corporation (sociedade anônima) (“Parent”), Nectarine Merger Sub I, Inc., a Delaware corporation and, as of the date hereof, a wholly-owned direct subsidiary of HoldCo (“Merger Sub”), and Cleveland Apple Investor L.P., a Delaware limited partnership (“Shareholder”).

WHEREAS, Shareholder is, as of the date hereof, the record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which meaning will apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) of 435,000 shares of series C preferred stock (the “Series C Shares”) of Avon Products, Inc., a New York corporation (the “Company”) (the Series C shares, together with any shares of capital stock of the Company issuable upon the conversion, exercise or exchange of any Series C Shares that the Shareholder or any of its Affiliates has or acquires beneficial ownership of on or after the date hereof, the “Shareholder Securities”);

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub, Nectarine Merger Sub II, Inc., a Delaware corporation and, as of the date hereof, a wholly owned direct subsidiary of Merger Sub (“Merger Sub II”), Natura Holding S.A., a Brazilian closely held company (companhia fechada) (“HoldCo”) and the Company entered into an Agreement and Plan of Mergers, dated as of the date hereof (and as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement);

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that the Shareholder agree to enter into this Agreement; and

WHEREAS, the board of directors of the Company (the “Board”) has approved the Merger Agreement and the Merger, understanding that the execution and delivery of this Agreement by the Shareholder is a material inducement and condition to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.               Voting of Shares. From the date hereof until the termination of this Agreement in accordance with Section 6, and except to the extent waived in writing by Parent, at every annual, special or other meeting of the Company’s shareholders duly called, and at every adjournment or postponement thereof, Shareholder irrevocably and unconditionally agrees that it shall, and shall cause its applicable Affiliates (which definition shall, for purposes of this Agreement, exclude portfolio companies directly or indirectly advised or managed by Cerberus

Capital Management, L.P. or otherwise under common control with Shareholder) to, (i) appear at each such meeting or otherwise cause all of Shareholder Securities entitled to vote to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, all Shareholder Securities entitled to vote (the “Vote Shares”): (1) in favor of (x) the adoption of the Merger Agreement and the approval of the Merger, and all other transactions contemplated by the Merger Agreement, and (y) any proposal to adjourn a meeting of the Company’s shareholders to solicit additional proxies in favor of the adoption of the Merger Agreement and approval of the Merger, (2) against any Company Acquisition Proposal, and (3) against any other action, agreement or transaction involving the Company or any of its Subsidiaries that would reasonably be expected to materially delay or prevent the consummation of the Mergers or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company or any of its Subsidiaries of its obligations under the Merger Agreement or by the Shareholder of its obligations under this Agreement. For the avoidance of doubt, the obligations of the Shareholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the Board (or any committee thereof).

Section 2.               Transfer of the Shares; Other Actions.

(a)                Prior to the Termination Date, except as otherwise expressly provided in this Section 2 and except as set forth on Schedule 1, Shareholder shall not, directly or indirectly: (i) Transfer (as defined below) any or all of the Shareholder Securities, or any right or interest therein, unless (x) such transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) is an Affiliate of Shareholder and agrees in writing to be bound by this Agreement prior to the consummation of any such Transfer or (y) such Transfer is otherwise agreed to in writing by Parent (in its sole discretion); (ii) grant any proxy or power-of-attorney with respect to any of the Shareholder Securities with respect to any matter that is inconsistent with Section 1; (iii) deposit any of the Shareholder Securities into a voting trust, or enter into a voting agreement or arrangement with respect to any Shareholder Securities; or (iv) take any action or enter into any agreement or undertaking that would prohibit or prevent it from satisfying any of Shareholder’s obligations hereunder, excluding any bankruptcy filing, or that is intended to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement. Any action taken in violation of the foregoing sentence shall be null and void ab initio. For purposes of this Agreement the term “Transfer” shall mean to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (including by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

(b)               Shareholder agrees that it shall not, and shall cause each of its controlled Affiliates not to, become a member of a “group” (as that term is used in Section 12(d) of the Securities Exchange Act) with respect to any Shareholder Securities or any other voting securities of the Company for the purpose of opposing or competing with, or with the intention of preventing or materially delaying, the transactions contemplated by the Merger Agreement or this Agreement.

(c)                Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or any similar rights that it may at any time have under Applicable Law in connection with the Merger, including pursuant to Section 623 of the Business Corporation Law of the State of New York (“NYBCL”).

(d)               Shareholder agrees not to commence, join or otherwise voluntarily participate in any claim, derivative or otherwise, against the Company, Parent or Merger Sub alleging a breach of any fiduciary duty of any director of the Company, Parent or Merger Sub or relating to the evaluation, negotiation or entry into this Agreement the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including, for the avoidance of doubt, any claim challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement; provided, however, that the foregoing shall not restrict Shareholder from enforcing any of its rights under the Merger Agreement or this Agreement.

(e)                Subject to Section 5, the Shareholder shall not, and shall cause its Representatives and Affiliates not to, directly or indirectly, (A) solicit, initiate or take any action to facilitate or encourage the submission of any Company Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (C) amend or grant any waiver or release under or fail to enforce any standstill or similar agreement with respect to any class of equity securities of the Company, (D) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Company Acquisition Proposal or (E) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other agreement relating to a Company Acquisition Proposal.

(f)                The Shareholder agrees to notify Parent as promptly as practicable (and in any event within two (2) Business Days after receipt) in writing of the number of any additional shares of common stock or other securities of the Company of which the Shareholder or any of its Affiliates acquires beneficial ownership on or after the date hereof.

(g)               The Shareholder agrees not to direct or cause any of its portfolio companies that are directly or indirectly advised or managed by Cerberus Capital Management, L.P. or otherwise under common control with Shareholder to take any action that would be a breach of Section 1 had such portfolio company been an Affiliate for purposes of this Agreement, which action is intended to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement; provided, that Shareholder shall have no liability under this Section 2(g) following a termination of this Agreement unless a breach of this Section 2(g) was a direct cause of the failure of the transactions contemplated by the Merger Agreement to be consummated (in addition to the requirements in clause (i) of the proviso to Section 6(b)).

(h)               Shareholder shall, and shall cause its applicable Affiliates to, take all actions necessary under the terms of any margin loan secured in whole or in part by the Shareholder Securities (including the margin loan set forth on Schedule 1 hereto) to cure any event of default related to the value of the common stock of the Company by pledging cash collateral under such margin loan, refinancing such margin loan or taking such other reasonable actions as may be required thereunder to ensure that no voting rights of the Shareholder Securities transfer to any Person other than Shareholder, except as otherwise expressly permitted hereunder.

(i)                 Shareholder shall not, and shall cause its applicable Affiliates not to, increase the amount of obligations outstanding under any margin loan or other indebtedness secured in whole or in part by the Shareholder Securities (including the margin loan set forth on Schedule 1 hereto).

Section 3.               Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a)                (i) Shareholder is the record and beneficial owner of the Shareholder Securities and (ii) except for the Shareholder Securities, neither Shareholder nor any of its Affiliates either holds or has any beneficial ownership interest in any other shares of capital stock of the Company or any option, warrant, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing.

(b)               Shareholder is a Person duly organized, validly existing and in good standing under the laws of Delaware and has the limited partnership power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and it has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement.

(c)                This Agreement has been duly executed and delivered by Shareholder and, assuming this Agreement constitutes legal, valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency (including all Applicable Law relating to fraudulent transfers), reorganization, moratorium and similar Applicable Law of general applicability relating to or affecting creditors’ rights.

(d)               Neither the execution and delivery of this Agreement nor the performance by Shareholder of its obligations hereunder will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or by which Shareholder is bound. The performance by Shareholder of its obligations hereunder will not (i) violate any provision of any decree, order or judgment applicable to Shareholder, (ii) require any consent, approval, or notice under any Applicable Law applicable to Shareholder, other than as required under the Exchange Act and the rules and regulations promulgated thereunder, or (iii) violate any provision of such Shareholder’s organizational documents.

(e)                The Shareholder Securities and the certificates, if any, representing the Shareholder Securities owned by Shareholder are now, and at all times during the term hereof will be, held by Shareholder, by a nominee or custodian for the benefit of Shareholder, free and clear of all Liens on the right to vote any such Shareholder Securities, except for (i) any such Liens arising hereunder, (ii) any applicable restrictions on transfer under the Securities Act, (iii) as set forth on Schedule 1, and (iv) any of the foregoing that, individually or in the aggregate, would not and would not reasonably be expected to, restrict, prevent or delay the performance by Shareholder of its obligations under this Agreement (collectively, “Permitted Liens”).

(f)                Shareholder has full voting power, with respect to the Shareholder Securities, and full power of disposition, full power to issue instructions with respect to the matters set forth herein, and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shareholder Securities. The Shareholder Securities are not subject to any proxy, voting trust or other agreement, arrangement or restriction with respect to the voting of such Shareholder Securities.

(g)               There is no action, suit, investigation or proceeding (collectively, “Proceeding”) pending or, to the knowledge of Shareholder, threatened against Shareholder at law or equity before or by any Governmental Authority that could reasonably be expected to delay or prevent the performance by Shareholder of its obligations under this Agreement.

(h)               Shareholder has received and reviewed a copy of the Merger Agreement. Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

(i)                 Shareholder is a sophisticated holder with respect to the Shareholder Securities and has adequate information concerning the transactions contemplated by the Merger Agreement and concerning the business and financial condition of Parent and its Affiliates to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent or any of its Affiliates, and based on such information as the Shareholder has deemed appropriate, made the Shareholder’s own analysis and decision to enter into this Agreement.

Section 4.               Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to Shareholder as follows:

(a)                Each of Parent and Merger Sub is a Person duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and each of Parent and Merger Sub have the limited liability company or corporate power and authority, as the case may be, to execute and deliver and perform their obligations under this Agreement and to consummate the transactions contemplated hereby, and each has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement.

(b)               This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties thereto, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, is enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency (including all Applicable Law relating to fraudulent transfers), reorganization, moratorium and similar Applicable Law of general applicability relating to or affecting creditors’ rights.

(c)                The execution and delivery of this Agreement by each of Parent and Merger Sub, and the performance of their obligations hereunder, will not: (i) cause a violation, or a default, by Parent or Merger Sub of any Applicable Law or decree, order or judgment applicable to Parent or Merger Sub, or to which either Parent or Merger Sub is subject; or (ii) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which either Parent or Merger Sub is a party or by which either Parent or Merger Sub or their respective assets are bound, except for such violations, defaults or conflicts as would not, individually or in the aggregate, prevent or materially delay the performance by either Parent or Merger Sub or any of their obligations under this Agreement.

Section 5.               No Obligation as Director or Officer. Shareholder has entered into this Agreement and provided the representations, warranties, and covenants hereunder solely in its capacity as the record or beneficial owner of the Shareholder Securities (and not in any other capacity, including, without limitation, any capacity as a director or officer of the Company). Nothing in this Agreement shall be construed to impose any obligation or limitation on votes or actions taken by any director, officer, employee, agent or other representative of Shareholder in his or her capacity as a director or officer of the Company, the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company (including, without limitation, considering and voting in favor of a Company Superior Proposal in the capacity as a director or officer of the Company), and any actions taken (whatsoever), or failure to take any actions (whatsoever), by any director, officer, employee, agent or other representative of Shareholder in his or her capacity as a director or officer of the Company shall not be deemed to constitute a breach of this Agreement. For the avoidance of doubt, the foregoing shall not limit, restrict or otherwise modify any rights and obligations under the Merger Agreement, including under Sections 6.03 and 6.04 thereof.

Section 6.               Termination.

(a)                This Agreement, and all covenants, agreements, rights and obligations of the parties hereunder, shall terminate immediately (without any further action of the parties), and be of no further force and effect, upon the earliest to occur of the following (the date of such termination, the “Termination Date”):

(i)                 the termination of this Agreement by the mutual written consent of Parent and Shareholder;

(ii)               any change or modification to the terms of the Merger Agreement not approved, or consented to, in writing by the Shareholder that (x) changes the form or amount of the consideration payable with respect to the Shareholder Securities pursuant to the Merger Agreement in a manner adverse to the Shareholder or (y) is by its terms materially adverse to the Shareholder;

(iii)             the valid termination or expiration of the Merger Agreement in accordance with its terms; and

(iv)             the Effective Time.

(b)               Upon termination of this Agreement, all covenants, agreements, rights and obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that neither the provisions of this Section 6(b) nor the termination of this Agreement shall (i) relieve any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement (x) occurring prior to termination of this Agreement and (y) which breach was the consequence of an action (or omission) by a party hereto with actual knowledge that such action (or omission) would be, or would reasonably be expected to be, a material breach of this Agreement or (ii) terminate the obligations under Section 2(c).

(c)                Sections 6(b), 8 and 10 hereof shall survive the termination of this Agreement.

Section 7.               No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, Merger Sub or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shareholder Securities. Except as provided in this Agreement, all rights, ownership and economic benefits of and relating to the Shareholder Securities shall remain vested in and belong to the Shareholder, and Parent and Merger Sub shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority, sole or shared, to direct the Shareholder in the voting of any of its Shareholder Securities (except as otherwise specifically provided herein) or in the exercise of the Shareholder’s rights as a shareholder of the Company. Nothing in this Agreement shall be interpreted as (i) obligating the Shareholder to exercise any warrants, options, conversion of convertible securities or otherwise to acquire Shareholder Securities, (ii) creating or forming a “group” with any other Person, including Parent or any other Shareholder for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of Applicable Law, or (iii) causing Parent or Merger Sub to be an affiliated shareholder or to have voting power, “control” or “beneficial ownership” over any Shareholder Securities.

Section 8.               Public Announcements. Shareholder (in its capacity as a shareholder of the Company and/or signatory to this Agreement) (i) hereby consents to and authorizes the publication and disclosure by Parent and the Company in any press release or the Joint Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) or other disclosure document required under Applicable Law in connection with the Merger Agreement or the transactions contemplated thereby, its identity and ownership of Shareholder Securities, the nature of its commitments, arrangements and understandings pursuant to this Agreement

(“Shareholder Information”), and (ii) hereby agrees to reasonably cooperate with Parent and the Company in connection with such filings, including providing Shareholder Information reasonably requested by Parent or the Company. Parent (x) hereby consents to and authorizes the publication and disclosure by Shareholder of Parent’s identity, the nature of Parent’s and the Shareholder’s commitments, arrangements and understandings pursuant to this Agreement and any other information, in each case, solely to the extent that such information is required be disclosed by Applicable Law in any filings with or notices to Governmental Entities required to be filed or made under Applicable Law (including any Schedule 13D or other filing with the SEC) and (y) hereby agrees to reasonably cooperate with Shareholder in connection with such filings, including providing information reasonably requested by Shareholder. As promptly as practicable, each party shall notify the other of any required corrections with respect to any information supplied by such party specifically for use in any such disclosure document, if and to the extent such party becomes aware that any such information shall have become false or misleading in any material respect.

Section 9.               Adjustments. In the event (a) of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shareholder Securities or (b) that Shareholder or any of its Affiliates shall become the beneficial owner of any additional shares of capital stock of the Company, then the terms of this Agreement shall apply to the Shareholder Securities held by Shareholder or any of its Affiliates immediately following the effectiveness of the events described in clause (a) or Shareholder or any of its Affiliates becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shareholder Securities hereunder. In the event that Shareholder or any of its Affiliates shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1 hereof, then the terms of Section 1 hereof shall apply to such other securities as though they were Shareholder Securities hereunder.

Section 10.           Miscellaneous.

(a)                Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission (with confirmation of transmission) and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given:

If to Shareholder, to:

Cleveland Apple Investor L.P.

c/o Cerberus Capital Management, L.P.
Attention: Michael Sanford; Christopher Holt, Esq.

875 3rd Ave

New York, NY 10022
Email: MSanford@cerberus.com; cholt@cerberusoperations.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Douglas Ryder, P.C.; Eric L. Schiele, P.C.; Dvir Oren, P.C.

Email: douglas.ryder@kirkland.com; eric.schiele@kirkland.com; dvir.oren@kirkland.com

If to the Company, to:

Avon Products, Inc.
1 Avon Place
Suffern, NY
Attention: Ginny Edwards
E-mail: ginny.edwards@avon.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue
New York, NY 10019
Attention: Ting S. Chen, Esq.

E-mail: TChen@cravath.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas
New York, NY 10019
Attention: Scott A. Barshay, Esq.
Justin Rosenberg, Esq.

E-mail:  SBarshay@paulweiss.com
            JRosenberg@paulweiss.com

If to Parent or Merger Sub, to:

Natura Cosméticos S.A.
Avenida Alexandre Colares, n°. 1188, Vila Jaguara
Sao Paulo, SP, 05106-000
Brazil
Attention: Itamar Gaino Filho
E-mail: itamargaino@natura.net

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Daniel Brass
E-mail: daniel.brass@davispolk.com

(b)               Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c)                Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(d)               Entire Agreement, No Third-Party Beneficiaries. This Agreement and, to the extent referenced herein, the Merger Agreement, (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties, with respect to the subject matter hereof and thereof and (ii) is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

(e)                Governing Law, Jurisdiction.

(i)                 This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof.

(ii)               The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the U.S. District Court for the Southern District of New York or, if such court shall not have jurisdiction, any federal court located in the State of New York or other New York state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(a) or in any other manner as may be permitted by Applicable Law shall be deemed effective service of process on such party. The parties hereto agree that a final judgment in any suit, action or proceeding brought in accordance with this Section 10(e)(ii) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(f)                Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(g)               Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that, except in connection with any Transfer expressly permitted by Section 2, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Applicable Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent and Merger Sub may assign, in their sole discretion and without the consent of any other party, any or all of their rights, interests and obligations hereunder to each other or to one or more direct or indirect wholly-owned Subsidiaries of Parent to which it assigns its obligations under the Merger Agreement after providing written notice to Shareholder at least two Business Days prior to such assignment; provided, that no such assignment shall relieve Parent or Merger Sub of any of their respective obligations under this Agreement. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(h)               Severability of Provisions. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(i)                 Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement). It is accordingly agreed that each party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, and each party waives any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 10(i). Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(j)                 Amendment. No amendment or modification of this Agreement shall be effective unless it shall be in writing and signed by each of the parties hereto, and no waiver or consent hereunder shall be effective against any party unless it shall be in writing and signed by such party; provided that no amendment or waiver of this Agreement may be made without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(k)               Binding Nature. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns.

(l)                 No Presumption. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SIGNATURE PAGE TO
VOTING AND SUPPORT AGREEMENT

IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

NATURA COSMÉTICOS S.A.
By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Chief Financial and Investor Relations Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal Officer

NECTARINE MERGER SUB I, INC.
By:	/s/ Robert Claus Chatwin
Name: Robert Claus Chatwin
Title: President

CLEVELAND APPLE INVESTOR L.P.
By:	/s/ Michael Sanford
Name: Michael Sanford
Title: President

SCHEDULE 1

1.	The Margin Loan Agreement dated as of July 6, 2018, by and among Avon International Cerberus Feeder, L.P., a Delaware limited partnership, as the borrower, Avatar GP, LLC, a Delaware limited liability company, as the general partner of the borrower and the limited recourse obligor, Cleveland Apple Investor, L.P., a Delaware limited partnership as the limited recourse obligor, and Natixis, New York Branch, as the lender and the calculation agent.
2.	The Investor Rights Agreement dated as of March 1, 2016, by and among Avon Products, Inc. and Cleveland Apple Investor L.P.